Dillard’s Inc.

1600 Cantrell Road — P.O. Box 486 — Little Rock, Arkansas 72203

Telephone:  501-376-5200     Fax:  501-376-5917

James I. Freeman

Senior Vice-President

Chief Financial Officer

Telephone:  501-376-5980

Fax:  501-376-5917

May 23, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Andrew D. Mew

Re:            Dillard’s, Inc. (File No. 001-06140)

Response to SEC Comment Letter dated May 10, 2012

Dear Mr. Mew:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 10, 2012 (the “Comment Letter”) relating to the following Company filings:

•                  Form 10-K for the fiscal year ended January 28, 2012 filed March 22, 2012

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9 Cash Equivalents, page F-9

1.                                      We note you have included within cash equivalents instruments which can be redeemed by forfeiting three months of earned interest. Generally, only investments with original maturities of three months or less qualify under that definition. See FASB ASC 305-10-20. For those instruments with original maturities greater than three months that you have included in cash equivalents, please tell us the nature of the instruments, the total amount of those instruments for each period presented, and the basis for your conclusion that the instruments were cash equivalents.

Response:

The nature of the instruments that have been included in cash equivalents with original maturities of greater than three months are certificates of deposits (“CD’s”) with banking institutions that are FDIC insured and with the vast majority having no penalty for early withdrawal, thus the terms are essentially the same as cash held in regular bank accounts.  The original terms of these CD’s are for 1 year.  The balances of these items are as follows:

Date	No Penalty	Penalty

January 28, 2012	[Confidential treatment requested by Dillard’s, Inc. 1&2]

January 29, 2011	[Confidential treatment requested by Dillard’s, Inc. 3&4]

FASB ASC 305-10-20 states that cash equivalents have both of the following characteristics:

•                  Readily convertible to known amounts of cash, and

•                  So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

We believe that since 1) 100% of the balances in these CD’s are fully insured by the FDIC; 2) there is no penalty for early withdrawal for the majority of the CD’s; 3) the interest rate is fixed in most cases, others we are allowed to increase the rate one time during the life of the CD; 4) the CD’s do not trade on a market and thus the value of the principle balance is not subject to market conditions; 5) the original maturities are one year or less, thus we believe that because the balances in these CD’s are readily convertible to known amounts of cash and are near their maturity they present an insignificant risk of changes in the value to the principle balance and thus are properly considered cash equivalents.

We will amend our disclosure in future filings as long as certificates of deposit we hold with a penalty are insignificant, as follows:

“The Company considers all highly liquid investments with an original maturity of three months or less when purchased or certificates of deposit with no early withdraw penalty to be cash equivalents.  The Company considers receivables from charge card companies as cash equivalents because they settle the balances within two to three days.”

Merchandise Inventories, page F-9

2.                                      Please refer to your statement that the LIFO method, after a lower of cost or market adjustment, approximated the cost of inventories using the FIFO method. Please tell us the amount of the adjustment made for each period presented and explain to us how you recorded the adjustment. In this regard, we note your disclosure that there was no impact to cost of sales, please explain.

Response:

The Company utilizes the retail inventory method calculated by its retail stock ledger as the basis of its inventory calculations and for determining FIFO cost. The retail stock ledger is also the source for recording inventory data into the Company’s general ledger, which results in inventory stated at FIFO cost prior to the application of any LIFO adjustment. Adjustments are recorded in the general ledger, when needed, to reduce the FIFO inventory value to the LIFO value when the LIFO value is less than FIFO. Over the past number of years the LIFO value has been higher than the FIFO value and therefore no adjustments have been necessary to reduce the FIFO value to LIFO value. This is the basis for our statement that “The application of LIFO did not impact cost of sales during fiscal 2011, 2010, or 2009”.

3.                                      Your disclosure indicates that inventory values on the FIFO retail inventory method were lower than your inventory using the LIFO retail inventory method at both January 28, 2012 and January 29, 2011. Given the deflation in your inventories over at least the last two year period, please provide us the lower of cost or market analysis you performed each period in determining your inventories valued at the LIFO retail inventory method would not be recoverable or substantially recoverable with an approximately normal profit upon sale in the ordinary course of business and the subsequent adjustments to the FIFO inventory costs as of the above referenced fiscal year ends. Please tell us the retail value of your inventories at the end of each period. See FASB ASC 330-10-35.

Response:

The Company references FASB ASC 330-10-35-7 which states in part the following, “Because of the many variations of circumstances encountered in inventory pricing, the definition of market is intended as a guide rather than a literal rule. It shall be applied realistically in light of the objectives expressed in this Subtopic and with due regard to the form, content, and composition of the inventory. For example, the retail inventory method, if adequate markdowns are currently taken, accomplishes the objectives described herein.”  Consistent with this guidance, the FIFO cost as determined under the retail inventory method approximates a lower of cost or market value for each period.  No separate lower of cost or market analysis was performed by the Company.

In addition we provide the following information you requested for the last two years ended (in thousands):

	January 28, 2012	January 29, 2011
Retail Inventory Value	[Confidential treatment requested by Dillard’s, Inc. 5&6]

Gift Card Revenue Recognition, page F-12

4.                                      Please explain the rationale for recognizing gift card breakage income as a reduction of cost of sales in your disclosure. We assume revenue associated with gift cards redeemed is recognized as net sales or other income. Please include in your response the amount of gift card breakage income recognized for each period presented that you have recorded as a reduction of cost of sales and the GAAP basis supporting for your classification.

Response:

The Company recorded [Confidential treatment requested by Dillard’s, Inc. 7, 8 & 9] in gift card breakage for the years ended January 28, 2012, January 29, 2011 and January 30, 2010, respectively.  The Company can locate no guidance in U.S. GAAP regarding the income statement classification of gift card breakage.  Additionally, we note that within our industry there is a wide variation in the income statement classification for gift card breakage.  When gift cards are redeemed, both sales and cost of goods sold are affected.  The Company believes that recording gift card breakage as a reduction of cost of goods sold is preferable to recording it as an increase to sales as no merchandise has actually been sold, thus keeping the sales line on the Company’s income statement as pure as possible.  The Company’s longstanding policy has been to record gift card breakage as a reduction of cost of goods sold.

Note 9. Stockholders’ Equity, page F-24

5.                                      We note the significant accumulation of treasury stock under the stock repurchase programs as of January 28, 2012. Please disclose your accounting treatment for the allocation of the amounts paid for treasury shares. See FASB ASC 505-30-50-4. In addition, please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose whether the stock has been acquired for retirement, purposes other than retirement or the ultimate disposition has not yet been determined.

Response:

The Company will add the following to its Stockholders’ Equity footnote in future filings:

“All repurchases of the Company’s Class A Common Stock were made at the current market price.  Accordingly, all amounts paid to reacquire these shares were allocated to Treasury Stock.”

Additionally, the following will be added to Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“The ultimate disposition of the repurchased stock has not been determined.”

In connection with responding to your comments, we acknowledge that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James I. Freeman
James I. Freeman
Senior Vice President and Chief Financial Officer